Contact

www.linkedin.com/in/shellybefumo
(LinkedIn)

Top Skills

Cash Flow Forecasting
Investments
Funding

Shelly Befumo

Strategic Thinker | Problem Solver | MBA
Manassas, Virginia, United States

Summary

Passionate about driving corporate success through strategic thinking and problem-solving, I am Shelly Befumo. With a diverse background in corporate compliance, finance, and administration, I have established myself as a trusted advisor to corporate directors and C-suite executives, providing expert guidance to navigate complex challenges.

Currently serving as the Director of Compliance & Administration at World Tree Technologies, I am responsible for implementing robust internal controls and overseeing critical compliance initiatives and strategies that optimize organizational performance and mitigate risks. Working directly under the CFO and advising the entire C-suite and board, I develop initiatives to enable the company to meet and exceed its goals within a strict regulatory framework. I strive to identify innovative pathways that drive the company forward. My ability to think outside the box and chart new courses within regulatory boundaries has garnered admiration from colleagues and superiors alike.

During my tenure at World Tree, I have achieved significant milestones, including leading financing efforts totaling over $15 million. These efforts have contributed to the company's remarkable growth from approximately 500 acres of trees under management to over 5,000 acres in less than 5 years.

Prior to my current position, I served as a Compliance Specialist for a Washington, DC-based securities law firm, where I played a pivotal role as a liaison between C-suite executives, SEC examiners, third-party auditors and attorneys, broker-dealers, and regulatory bodies. I excelled in structuring, drafting, and successfully prosecuting offering statements on behalf of corporate clients. My comprehensive oversight ensured compliance with regulatory requirements throughout the entire process, from initial submission to SEC effectiveness, funding, and closing.

Before my time at the law firm, I provided interim Controller & CFO services for various organizations, including a Washington, DC-based marketing firm, a multi-state real estate management company, and an OTC listed manufacturing company. These experiences have further honed my financial management and analysis skills.

Throughout my career, I have consistently thrived in multidisciplinary environments, fostering strong working relationships across all departments. Leveraging my holistic perspective on corporate challenges, I effectively utilize my financial acumen, strategic thinking, and problem-solving skills to deliver tangible results.

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Experience

World Tree
6 years 11 months

Director of Finance and Compliance
July 2023 - October 2024 (1 year 4 months)

Director of Corporate & Investor Administration
March 2022 - July 2023 (1 year 5 months)

Corporate & Investor Administrator
February 2021 - March 2022 (1 year 2 months)

Independent Contractor
December 2017 - February 2021 (3 years 3 months)

XcelPlus International Inc.
Interim CFO
August 2021 - April 2022 (9 months)
Houston, Texas, United States

Corporate Integrity Solutions, LLC
CFO / Managing Member
January 2019 - April 2022 (3 years 4 months)
Alexandria, Virginia, United States

Befumo & Schaeffer, PLLC
Partner / CFO
January 2008 - January 2019 (11 years 1 month)

360 Live Media
Controller
June 2015 - February 2016 (9 months)
Washington, DC

Belmont Partners, LLC
Accounting Manager
September 2006 - January 2008 (1 year 5 months)
Washington, VA

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Education

William & Mary
Master of Business Administration - MBA · (May 2022 - March 2024)

Strayer University
Bachelor's Degree, Accounting · (2005 - 2011)